Transmittal Cover Sheet

From:	Tel:	Fax:
Mark Kelson	(310) 586-3856	(310) 586-0556

To:	Fax No:	Company:	Phone No.:
Stacie D. Gorman	+1-7038136984	SEC

File No.:	131838.010000

Re:	Anworth Mortgage Asset Corporation

Date:	3/24/11 12:25 PM

No. Pages:	Including Cover Sheet 6

If you do not receive all pages properly, please call the sender.

Notes:	Dear Ms. Gorman,

Thank you for the call this morning.

Attached for your review as we discussed is a draft cover letter and changed pages from Anworth’s pre-effective proxy statement addressing the comments that we received from your office.

Please let me know if you have any questions or comments regarding the changes to the proxy, or if the revisions are acceptable.

Thank you.

Best Regards.

Mark Kelson Tel 310.586.3856 Fax 310.586.0556

cc: Mr. Lloyd McAdams

The information contained in this transmission is attorney privileged and confidential. it is intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone collect and return the original message to us at the address below via the U.S. Postal Service. We will reimburse you for your postage. Thank you.

Greenberg Traurig, P.A.

8400 N.W. 36th Street, Suite 400, Miami, Florida 33166 Phone: 305.418.6200 Fax: 305.523.6201

DRAFT

March 24, 2011

Michael McTiernan

Assistant Director

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Anworth Mortgage Asset Corporation
Preliminary Proxy Statement on Schedule 14A
Filed Mach 16, 2011
File No. 000-13709

Dear Mr. McTiernan:

We have reviewed your comment to the above-referenced filing, dated March 23, 2011. In response, we have the following comments.

Proposal No. 2: The Externalization Proposal, page 14

Background Information, page 16

1.	Please expand your background information disclosure to disclose that the REIT paid $3.2 million shares to Mr. Lloyd McAdams and Ms. Baines in connection with the internalization transaction. Please also disclose whether Mr. Lloyd McAdams, Ms. Baines, Mr. Joseph McAdams or Mr. Brown will pay the REIT any consideration in connection with the externalization transaction. In addition, please disclose the specific changes in your business or market conditions between 2002 and today that led to the board to reverse its decision to be internally managed.

We have amended the proxy statement on page 17 to disclose (a) that the REIT paid $3.2 million in shares to Mr. Lloyd McAdams and Ms. Baines in connection with the internalization transaction, (b) that Mr. Lloyd McAdams, Ms. Baines, Mr. Joseph McAdams or Mr. Brown will not pay the REIT any consideration in connection with the externalization transaction, and (c) the specific changes in the market conditions between 2002 and today that led the board to reverse its decision to be internally managed.

2.	We note your disclosure regarding the relative cost to the company of being internally managed versus externally managed. Please provide a table showing the difference between historical G&A expenses for the last three years and the pro forma management fees and reimbursements that would have been paid assuming the proposed management agreement was in effect.

We revised the proxy statement on page 17 to include a table showing the difference between historical G&A expenses for the last three years and the pro forma management fees and reimbursements that would have been paid assuming the proposed management agreement was in effect.

We acknowledge that (a) the company is responsible for the adequacy and accuracy of the disclosure in the filings, (b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person tinder the federal securities laws of the United States.

Michael McTiernan

U. S. Securities and Exchange Commission

March 24, 2011

We thank you for your consideration of this matter. In the meantime, please do not hesitate to contact our corporate counsel, Mr. Mark Kelson at 310-586-3856, if you have any questions concerning this matter or require additional information.

Best regards,

/s/ Joseph Lloyd McAdams

Joseph Lloyd McAdams

Chairman and Chief Executive Officer of

Anworth Mortgage Asset Corporation

DRAFT

the judgments of individual directors may have been influenced to a greater or lesser degree by their individual views with respect to different factors.

In considering the recommendation of our board of directors with respect to the Externalization Proposal, our stockholders should also consider that some of our non-independent directors and officers own interests in, and are directors and officers of, the Manager and its affiliates, and may be subject to other conflicts of interest, and may therefore have interests in the Manager that are different than, or in addition to, the interests of our stockholders who have no interest in the Manager. None of our independent directors are affiliated with the Manager or any of its affiliates.

In order to attempt to ensure that these interests would not result in any actual or perceived conflicts with the duties of our independent directors, our board of directors deliberated regarding the Externalization Proposal in executive session without the participation of board members who are also members of management and who have interests in the Externalization Proposal.

The Manager

If the Externalization Proposal is approved, our officers and employees will become employees of the Manager who will conduct our day-to-day operations through the authority delegated to it under the Management Agreement and pursuant to the policies established by our board of directors. Lloyd McAdams, our Chairman and Chief Executive Officer, will manage the Manager.

A trust controlled by Mr. McAdams and Heather U. Baines, our Executive Vice President, beneficially owns 50% of the outstanding membership interests in the Manager; Joseph E.. McAdams, our Chief Investment Officer, beneficially owns 45%; and Thad M. Brown, our Chief Financial Officer, owns 5% of the outstanding membership | interests. The Manager is not paying consideration to us for entering into the Management Agreement with us.

Nothing in the Management Agreement prevents the Manager or any of its affiliates from engaging in other businesses or from rendering services of any kind to any other person or entity, including investment in or advisory service to others investing in any type of real estate investment, other than advising other REITs that invest more than 75% of their assets in United States agency residential mortgage-backed securities. Directors, officers and employees of the Manager may serve as our directors and officers.

Our officers and employees have been granted restricted stock and other equity incentive awards, including dividend equivalent rights, in connection with their service to us, and certain of our employees have agreements under which they would receive payments if our company is subject to a change in control. In connection with the Externalization Proposal, the agreements under which our officers and employees have been granted equity awards and would be paid change in control payments will be modified so that the agreements will continue with respect to our officers and employees after they become officers and employees of the Manager. In addition, as officers of the Company and employees of the Manager, they will continue to be eligible to receive equity incentive awards under any equity incentive plans in effect now or in the future.

Background Information

Our board of directors is aware that a number of our peers are externally-managed pursuant to management agreements between those companies and external managers. This is a trend that has continued during the past several years with respect to a number of recently-formed mortgage REITs based on what are perceived as benefits arising from, among other things, lower compensation expenses, including the elimination altogether of incentive compensation, and certain other factors.

We were originally externally-managed in 1998 under a management agreement wherein the Manager was paid a base fee of 1% of stockholders’ equity and an incentive fee equal to 20% of the return that exceeded the yield of the 10-Year Treasury interest rate plus 1%. The management agreement contained a provision requiring payment of a termination fee equal to three times the base and incentive management fee paid during the prior twelve months.

We internalized our management in 2002 after considering a number of factors relevant at the time. The primary factor considered was our belief that we could reduce the compensation expense by reducing the amount

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paid in incentive compensation to our executive officers. In the internalization process and based on our agreement with the manager: (1) we acquired the manager, which was owned by a trust controlled by Lloyd McAdams and Heather U. Baines, for 240,000 restricted shares of our common stock which was valued at the time at $3.2 million; (2) we terminated the management agreement without paying a termination fee which, on the date of the termination, would have been $8 million; (3) we created the 2002 Incentive Plan with a formula which presently pays our executive incentive compensation equal to 7.26% of our excess return wherein the prior incentive payment was 20% of excess return; (4) we incorporated a high water-mark feature into the 2002 Incentive Plan that results in negative incentive compensation if we do not meet certain performance thresholds; and (5) our senior executives entered into employment agreements wherein they agreed to a 1-year non-compete provision if they voluntarily terminated their employment and under which their prior approval is required to terminate or amend the 2002 Incentive Plan.

In light of existing market conditions in 2011 and other factors, our investment objectives and strategy, our status as a REIT and the potential benefits of eliminating compensation, compensation related expenses and certain conflicts of interest, our board undertook a detailed analysis of whether we should consider again externalizing our management function and terminating our 2002 Incentive Plan.

Our board carefully evaluated whether it believed externalization would be accretive to our earnings per share on a prospective basis and, in particular, if the anticipated cost of the Management Agreement might be lower than the cost of anticipated compensation, including anticipated incentive compensation pursuant to our 2002 Incentive Plan. Our board examined carefully potential anticipated compensation payable under our 2002 Incentive Plan. In addition, the board received and reviewed a substantial amount of information regarding our historical compensation expense and benefits expense that we would have incurred had we paid the proposed management fee under the Management Agreement as shown in the table below:

Year	Compensation and Benefits Paid	Pro-Forma Management Fee	Difference
2008	$ 10,074,000	$ 7,916,000	$ 2,158,000
2009	$ 11,868,000	$ 9,738,000	$ 2,130,000
2010	$ 10,070,000	$ 10,628,000	$ (558,000)

(1)	General and administrative expenses other than compensation expense would not have changed had the Management Agreement been in effect during this 2008 through 2010 period. Also, no payments under the 2002 Incentive Plan were contractually payable during this period due to the “high water-mark” provisions described in the following paragraphs.

Under the 2002 Incentive Plan, our executive officers have the opportunity to earn incentive compensation during each fiscal quarter. The 2002 Incentive Plan requires that we pay all amounts earned thereunder each quarter (subject to offset for accrued negative incentive compensation). Pursuant to their employment agreements, Lloyd McAdams, Joseph E. McAdams and Heather U. Baines are entitled to minimum percentages of all amounts paid

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Baines, their willingness to also be employed by the Manager without participation in the 2002 Incentive Plan or any other short-term incentive compensation plan. In addition, our board reviewed and negotiated the terms of the Management Agreement with representatives of the Manager. In so doing, it examined carefully the terms of the management agreements of our peers and compared them to the terms of the Management Agreement. Our board further examined our ability to enforce the terms of the Management Agreement against the Manager and, in particular, the representations and warranties and covenants under the Management Agreement.

We believe that during the past several years, a number of changes have occurred in our business and in the market that our board believes makes it desirable for us to externalize. The anticipated cost of incentive compensation under our 2002 Incentive Plan can be eliminated through externalization, which we believe could result in a substantial savings to our company over time. Additionally, our executive officers have agreed to terminate their existing employment agreements with us, eliminating a substantial cost that we would incur if we adopt an alternative plan to terminate the agreements without their consent. Moreover, a key difference between the Management Agreement that we are proposing to enter into and the management agreement that was terminated in 2002 is the absence of incentive compensation in the proposed Management Agreement. We believe that externalization based upon a management contract that contains only a base management fee, and no fees tied to performance thresholds, is consistent with the structure that has been adopted by many of our peers and that has found acceptance in the investment community.

After reviewing a significant amount of information available to them, at an in person meeting held on February 24, 2011, our independent directors, without the participation of board members who are members of management, determined that the Externalization Proposal is fair to, and in the best interests of, our company and our stockholders.

The Management Agreement

Under the terms of the Management Agreement, the Manager would be responsible for administering our business activities and day-to-day operations, subject to the supervision and oversight of our board of directors. The material terms of the proposed Management Agreement are described below.

Management Services

The Management Agreement requires the Manager to oversee our business affairs in conformity with the operating policies and the investment guidelines approved by our board of directors. The Manager at all times will be subject to the supervision and direction of our board of directors, the terms and conditions of the Management Agreement and such further limitations or parameters as may be imposed from time to time by our board of directors. The Manager would be responsible for (i) the selection, purchase and sale of our investment portfolio, (ii) our financing and hedging activities and (iii) providing us with investment advisory services. The Manager would also be responsible for our day-to-day operations and will perform such services and activities relating to our assets and operations as may be appropriate, including, without limitation:

•

serving as our consultant with respect to decisions regarding any of our financings, hedging activities or borrowings undertaken by us including (1) assisting us in developing criteria for debt and equity financing that is specifically tailored to our investment objectives, and (2) advising us with respect to obtaining appropriate financing for our investments;

•	purchasing and financing investments on our behalf;

•

investing and re-investing any of our monies and securities (including in short-term investments, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders) and advising us as to our capital structure and capital-raising activities;

•	serving as our consultant with respect to the selection, purchase, monitoring and disposition of our investments;

•	providing us with portfolio management services;

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Transmittal Cover Sheet

From:	Tel:	Fax:
Mark Kelson	(310) 586-3856	(310) 586-0556

To:	Fax No:	Company:	Phone No.:
Stacie Gorman	+1-7038136984	SEC

File No.:	131838.010000

Re:	Anworth Mortgage Asset Corporation

Date:	3/24/11 4:15 PM

No. Pages:	Including Cover Sheet 2

If you do not receive all pages properly, please call the sender.

Notes:	Ms. Gorman and Mr. McTiernan

Following to a conversation this afternoon with Ms. Gorman, we have revised the new table in Anworth’s pre-effective proxy statement. The revisions reflect new footnotes to reflect (a) the fact that expenses will only be reimbursed to the Manager if the Manager pays expenses on Anworth’s behalf (i.e., Anworth does not reimburse the Manager for any of its expenses under the Management Agreement), and (b) the amount by which the negative carry-forward was reduced under the 2002 Incentive Plan in 2008, 2009 and 2010 and the remaining negative carry-forward under the plan at year-end 2010.

We look forward to confirming that these changes are acceptable to you and that we may now file a revised preliminary proxy.

Thank you.

Best Regards.

Mark J. Kelson Tel 310.586.3856 Fax 310.586.0556

cc: Lloyd McAdams

The information contained in this transmission is attorney privileged and confidential, it is intended only for the use or me individual or entity named above. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone collect and return the original message to us at the address below via the U.S. Postal Service. We will reimburse you for your postage. Thank you.

Greenberg Traurig, P.A.

8400 N.W. 36th Street, Suite 400, Miami, Florida 33166 Phone: 305.418.6200 Fax: 305.523.6201

paid in incentive compensation to our executive officers. In the internalization process and based on our agreement with the manager: (1) we acquired the manager, which was owned by a trust controlled by Lloyd McAdams and Heather U. Baines, for 240,000 restricted shares of our common stock which was valued at the time at $3.2 million; (2) we terminated the management agreement without paying a termination fee which, on the date of the termination, would have been $8 million; (3) we created the 2002 Incentive Plan with a formula which presently pays our executives incentive compensation equal to 7.26% of our excess return wherein the prior incentive payment was 20% of our excess return; (4) we incorporated a high water-mark feature into the 2002 Incentive Plan that results in negative incentive compensation if we do not meet certain performance thresholds; and (5) our senior executives entered into employment agreements wherein they agreed to a 1-year non-compete provision if they voluntarily terminated their employment and under which their prior approval is required to terminate or amend the 2002 Incentive Plan.

In light of existing market conditions in 2011 and other factors, our investment objectives and strategy, our status as a REIT and the potential benefits of eliminating compensation, compensation-related expenses and certain conflicts of interest, our board undertook a detailed analysis of whether we should consider again externalizing our management function and terminating our 2002 Incentive Plan.

Our board carefully evaluated whether it believed externalization would be accretive to our earnings per share on a prospective basis and, in particular, if the anticipated cost of the Management Agreement might be lower than the cost of anticipated compensation, including anticipated incentive compensation pursuant to our 2002 Incentive Plan. Our board examined carefully potential anticipated compensation payable under our 2002 Incentive Plan. In addition, the board received and reviewed a substantial amount of information regarding our historical compensation expense and benefits expense that we would have incurred had we paid the proposed management fee under the Management Agreement as shown in the table below:

Year	Compensation and Benefits Paid(l)	Pro-Forma Management Fee(2)	Difference(3)
2008	$ 10,074,000	$ 7,916,000	$ 2,158,000
2009	$ 11,868,000	$ 9,738,000	$ 2,130,000
2010	$ 10,070,000	$ 10,628,000	$ (558,000)

(1)	General and administrative expenses other than compensation expense would not have changed had the Management Agreement been in effect during this 2008 through 2010 period.
(2)	We intend to pay our expenses directly and no expenses will be reimbursed under the Management Agreement unless such expenses are paid on our behalf by the Manager. Consequently, there would have been no reimbursements that would have been payable under the Management Agreement and which are required to be reflected in the pro-forma column.
(3)	No payments under the 2002 Incentive Plan were contractually payable during this period due to the “high water-mark” provisions described in the following paragraphs. As a result of a one-time write-down of certain assets in 2007, there is a negative carryforward under the 2002 Incentive Plan. The negative carryforward was reduced by $2.2 million in 2008, $7.0 million in 2009 and $5.8 million in 2010, and was $6.4 million at the end of 2010.

Under the 2002 Incentive Plan, our executive officers have the opportunity to earn incentive compensation during each fiscal quarter. The 2002 Incentive Plan requires that we pay all amounts earned thereunder each quarter (subject to offset for accrued negative incentive compensation). Pursuant to their employment agreements, Lloyd McAdams, Joseph E. McAdams and Heather U. Baines are entitled to minimum percentages of all amounts paid under the 2002 Incentive Plan. Those percentages are 45%, 25% and 5%, respectively. The total aggregate amount of compensation that may be earned quarterly by all participants under the plan equals a percentage of net income, before incentive compensation, in excess of the amount that would produce an annualized return on average net worth equal to the ten-year U.S. Treasury Rate plus 1%, or the Threshold Return. At December 31, 2010, 2009 and 2008, the Threshold Return was 3.86%, 4.44%, and 4.30%, respectively.

Our 2002 Incentive Plan contains a “high water-mark” provision requiring that in any fiscal quarter in which net income is an amount less than the amount necessary to earn the Threshold Return, we calculate negative

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